Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

We have one class of shares, and each holder of our shares is entitled to one vote per share. As the Alibaba Partnership’s director nomination rights are categorized as a weighted voting rights structure (the “WVR structure”) under the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (“Hong Kong Listing Rules”), we are deemed as a company with a WVR structure. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a WVR structure. Our American depositary shares, each representing eight of our shares, are listed on the New York Stock Exchange in the United States under the symbol BABA.

Alibaba Group Holding Limited

阿里巴巴集團控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 9988)

VOLUNTARY ANNOUNCEMENT

ALIBABA GROUP TO PURSUE PRIMARY LISTING
ON THE STOCK EXCHANGE OF HONG KONG LIMITED
AND BECOME DUAL-PRIMARY LISTED
IN NEW YORK AND HONG KONG

Alibaba Group Holding Limited (the “Company” or “Alibaba”) announces that our board of directors (“Board”) has authorized our management to apply to change our listing status to a primary listing on the Main Board of the Hong Kong Stock Exchange.

Alibaba currently maintains a secondary listing on the Main Board of the Hong Kong Stock Exchange and will apply for a change of listing status to a primary listing pursuant to the Hong Kong Listing Rules (the “Application”), which is expected to become effective prior to the end of 2022. Upon completion of this change, Alibaba will become a dual-primary listed company on the New York Stock Exchange in the form of American Depositary Shares (“ADSs”) and on the Hong Kong Stock Exchange in the form of ordinary shares. The Company’s ADSs listed in the United States and the shares listed in Hong Kong are fungible, and investors can continue to choose to hold their shares in the form of ADSs traded on the New York Stock Exchange or ordinary shares traded on the Hong Kong Stock Exchange.

Since the Company’s secondary listing in Hong Kong in November 2019, there has been a significant increase in its public float on the Hong Kong Stock Exchange. In the six months ended June 30, 2022, our average daily trading volume in Hong Kong was approximately US$0.7 billion, compared to an average daily trading volume of approximately US$3.2 billion in the United States. Given the substantial presence of its business operations in Greater China, the Company expects that its dual-primary listing status would allow it to broaden its investor base, and facilitate incremental liquidity, in particular expand access to China- and other Asia-based investors.

The completion of the primary listing process in Hong Kong is conditional upon and subject to, among other things, satisfaction of the relevant requirements of the Hong Kong Stock Exchange and market conditions. We will make further announcement(s) with respect to the Application as and when appropriate.

This announcement is for information purposes only and does not constitute, or form part of, any invitation or offer to acquire, purchase or subscribe for any of our securities. Shareholders and potential investors should exercise caution when dealing in our securities.

By order of the Board
Alibaba Group Holding Limited
Kevin Jinwei ZHANG
Secretary

Hong Kong, July 26, 2022

As at the date of this announcement, our board of directors is comprised of Mr. Daniel Yong ZHANG as the chairman, Mr. Joseph C. TSAI, Mr. J. Michael EVANS, Ms. Maggie Wei WU and Mr. Kabir MISRA as directors, and Mr. Chee Hwa TUNG, Mr. Walter Teh Ming KWAUK, Mr. Jerry YANG, Ms. Wan Ling MARTELLO and Mr. Weijian SHAN as independent directors.

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